Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

TORONTO, February 8, 2022 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2021:

•	Strong revenue and sales growth for the fourth quarter and full year
o	Full-year total company revenue up 6% / organic revenue up 5%
o	Fourth-quarter total company revenue up 6% / organic revenue up 6%
◾	Organic revenue up 7% for the “Big 3” (Legal Professionals, Corporates, and Tax & Accounting Professionals)

•	Global Legal, Tax, Risk, Fraud & Compliance markets continue to be robust, providing a tailwind

•	Raised 2022/2023 guidance for organic revenue growth, adjusted EBITDA margin and free cash flow

•	Change Program on track - $217 million run-rate operating expense savings at year-end

•	Increased annualized dividend per share by 10% (29th consecutive annual increase/largest increase since 2008)

“The momentum we saw in the first nine months of the year continued in the fourth quarter. Revenue and sales growth were again strong and exceeded our expectations, enabling us to finish the year on a solid footing. Our performance has increased momentum moving into 2022, helping to build confidence as we work to achieve our higher 2022 and 2023 targets,” said Steve Hasker, President and CEO of Thomson Reuters.

Mr. Hasker added, “Our professional markets continue to grow helped by a significant global shift by customers to upgrade Legal, Tax and Risk, Fraud and Compliance products. Our products are proving well suited to enable them to effectively serve their clients. We are targeting investment in products that are driving faster growth and where we have strong positions in growing markets, and we continue to look to supplement organic growth with targeted acquisitions that can bolster our positions and where we are an advantaged owner. We look forward to continued progress in 2022 as we work to further strengthen our positions across our businesses.”

Consolidated Financial Highlights — Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,710	$1,616	6%
Operating profit	$257	$956	-73%
Diluted (loss) earnings per share (EPS)	$(0.36)	$1.13	n/m
Net cash provided by operating activities	$397	$566	-30%

Non-IFRS Financial Measures(1)
Revenues	$1,710	$1,616	6%	6%
Adjusted EBITDA	$452	$525	-14%	-14%
Adjusted EBITDA margin	26.4%	32.5%	-610bp	-610bp
Adjusted EPS	$0.43	$0.54	-20%	-20%
Free cash flow	$255	$449	-43%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Revenues increased 6%, before and after the impact of foreign currency, driven by growth across four of the company’s five business segments.

o	Organic revenues increased 6%, driven by 6% growth in recurring revenues (80% of total revenues), as well as 16% growth in transactions revenues. Global Print revenues declined 4%.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) reported organic revenue growth of 7% and collectively comprised 79% of total revenues.

Operating profit decreased 73%, primarily because the prior year included significant gains from the sale of an investment and an amendment to a pension plan. Additionally, higher revenues were more than offset by higher costs, primarily related to investments associated with the company’s Change Program and higher performance bonus expense. Information regarding the Change Program is provided later in this news release.

Fourth-quarter costs also included a $25 million investment to better position the business for 2022, which was allocated to go-to-market and product development initiatives, and data and analytics tools to improve the customer experience.

o

Adjusted EBITDA, which excludes the gains from the sale of the investment and the pension plan amendment among other items, declined 14% as higher revenues were more than offset by higher costs. The related margin decreased to 26.4% from 32.5% primarily due to higher costs, including those associated with the Change Program, which negatively impacted the margin by 470bp.

Diluted loss per share was $0.36 compared to diluted earnings per share of $1.13 in the prior-year period due to lower operating profit and a decrease in value of the company’s LSEG investment, which is discussed in more detail in the “London Stock Exchange Group (LSEG) Ownership Interest” section of this news release.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, as well as other adjustments, decreased to $0.43 per share from $0.54 per share in the prior-year period primarily due to lower adjusted EBITDA. Adjusted EPS was $0.04 lower due to the $25 million of additional investment previously noted.

Net cash provided by operating activities decreased as higher revenues were more than offset by higher expenses, which included Change Program costs, and unfavorable movements in working capital.

o	Free cash flow decreased $194 million due to lower cash flow from operating activities.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Three Months Ended
	December 31,		Change
	2021	2020	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$689	$653	5%	5%	6%
Corporates	361	338	7%	7%	7%
Tax & Accounting Professionals	309	285	9%	9%	9%

“Big 3” Segments Combined(1)	1,359	1,276	6%	7%	7%
Reuters News	182	164	11%	12%	12%
Global Print	170	177	-4%	-4%	-4%
Eliminations/Rounding	(1)	(1)

Revenues	$1,710	$1,616	6%	6%	6%

Adjusted EBITDA(1)
Legal Professionals	$239	$245	-3%	-2%
Corporates	95	105	-10%	-10%
Tax & Accounting Professionals	154	145	6%	7%

“Big 3” Segments Combined(1)	488	495	-2%	-1%
Reuters News	15	6	139%	107%
Global Print	61	61	0%	-1%
Corporate costs	(112)	(37)	n/a	n/a

Adjusted EBITDA	$452	$525	-14%	-14%

Adjusted EBITDA Margin(1)
Legal Professionals	34.5%	37.5%	-300bp	-270bp
Corporates	26.3%	31.1%	-480bp	-480bp
Tax & Accounting Professionals	49.8%	51.1%	-130bp	-120bp
“Big 3” Segments Combined(1)	35.8%	38.8%	-300bp	-280bp
Reuters News	8.3%	3.9%	440bp	450bp
Global Print	35.9%	34.6%	130bp	110bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.4%	32.5%	-610bp	-610bp

(1)  See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  Computed for revenue growth only.

n/a: not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Legal Professionals

Revenues increased 5% (6% organic) to $689 million.

o

Recurring revenues grew 5% (93% of total, 6% organic), primarily due to strong performances from Practical Law, Elite, FindLaw and the Government business, as well as contributions from the company’s Canadian, European and Latin American businesses.

o	Transactions revenues grew 4% (7% of total, 6% organic), primarily related to the Elite, Government, and Asia and Emerging Markets businesses.

Adjusted EBITDA decreased 3% to $239 million.

o	The margin decreased to 34.5% from 37.5%, primarily due to higher performance bonus expense.

Corporates

Revenues increased 7% (all organic) to $361 million.

o	Recurring revenues grew 7% (87% of total, all organic) driven by Practical Law, Indirect Tax, CLEAR and Legal software, as well as the company’s businesses in Latin America.
o	Transactions revenues grew 4% (13% of total, all organic).

Adjusted EBITDA decreased 10% to $95 million.

o	The margin decreased to 26.3% from 31.1%, primarily due to higher performance bonus expense.

Tax & Accounting Professionals

Revenues increased 9% (all organic) to $309 million.

o	Recurring revenues grew 9% (89% of total, all organic), driven by strong growth from Audit Solutions, Tax Compliance and the company’s Latin America businesses.
o	Transactions revenues increased 10% (11% of total, all organic).

Adjusted EBITDA increased 6% to $154 million.

o	The margin decreased to 49.8% from 51.1%, primarily due to higher performance bonus expense.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Reuters News

Revenues of $182 million increased 12% (all organic), driven by growth in all businesses, including Reuters Events as it continues to recover from the negative impact from COVID-19 in 2020.

Adjusted EBITDA increased 139% to $15 million, primarily due to higher revenues.

Global Print

Revenues decreased 4% to $170 million.

Adjusted EBITDA was unchanged from the prior-year period at $61 million.

o	The margin increased to 35.9% from 34.6% due to year-over-year timing of expenses.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $112 million and included $78 million of Change Program costs. Corporate costs were $37 million in the prior-year period. Additional information regarding the Change Program is provided below.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$6,348	$5,984	6%
Operating profit	$1,242	$1,929	-36%
Diluted earnings per share (EPS)	$11.50	$2.25	n/m
Net cash provided by operating activities	$1,773	$1,745	2%

Non-IFRS Financial Measures(1)
Revenues	$6,348	$5,984	6%	5%
Adjusted EBITDA	$1,970	$1,975	0%	-1%
Adjusted EBITDA margin	31.0%	33.0%	-200bp	-190bp
Adjusted EPS	$1.95	$1.85	5%	5%
Free cash flow	$1,256	$1,330	-6%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Revenues increased 6% driven by growth in recurring and transactions revenues and a 1% favorable impact from foreign currency.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

o	Organic revenues increased 5%, primarily due to 5% growth in recurring revenues (79% of total revenues), as well as 13% growth in transactions revenues. Global Print revenues declined.

•	Organic growth of 5% included an approximate 100bp benefit resulting from easier year-over-year comparisons due to the negative impact of COVID-19 on the business in 2020.

o	The company’s “Big 3” segments, which collectively comprised 80% of total revenues, reported organic revenue growth of 6%.

Operating profit declined 36%, primarily because the prior year included significant gains from the sale of an investment and from an amendment to a pension plan.

o

Adjusted EBITDA, which excludes the gains from the sale of the investment and the pension plan amendment among other items, was unchanged on a year-over-year basis as higher revenues were offset by higher costs, which included investments associated with the company’s Change Program and higher performance bonus expense. The related margin decreased to 31.0% from 33.0% in the prior year. Adjusted EBITDA margin was negatively impacted by 290bp due to Change Program costs.

Diluted EPS increased to $11.50 per share from $2.25 per share in the prior year due to the gain on the sale of Refinitiv to LSEG in January 2021.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv and other adjustments, increased to $1.95 per share from $1.85 per share in the prior year, primarily due to lower depreciation and software amortization and lower income tax expense.

Net cash provided by operating activities increased as higher revenues more than offset higher tax payments and expenses, which included Change Program costs.

o	Free cash flow decreased by $74 million as higher cash flows from operating activities were more than offset by a prior-year benefit from the proceeds associated with the sale of real estate.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Year Ended
	December 31,		Change
	2021	2020	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$2,712	$2,535	7%	6%	6%
Corporates	1,449	1,367	6%	5%	5%
Tax & Accounting Professionals	906	836	8%	9%	9%

“Big 3” Segments Combined(1)	5,067	4,738	7%	6%	6%
Reuters News	674	628	7%	7%	7%
Global Print	609	620	-2%	-3%	-3%
Eliminations/Rounding	(2)	(2)

Revenues	$6,348	$5,984	6%	5%	5%

Adjusted EBITDA(1)
Legal Professionals	$1,091	$1,001	9%	7%
Corporates	502	460	9%	9%
Tax & Accounting Professionals	373	330	13%	13%

“Big 3” Segments Combined(1)	1,966	1,791	10%	9%
Reuters News	103	73	40%	51%
Global Print	226	242	-7%	-8%
Corporate costs	(325)	(131)	n/a	n/a

Adjusted EBITDA	$1,970	$1,975	0%	-1%

Adjusted EBITDA Margin(1)
Legal Professionals	40.2%	39.5%	70bp	50bp
Corporates	34.6%	33.7%	90bp	100bp
Tax & Accounting Professionals	41.1%	39.5%	160bp	170bp
“Big 3” Segments Combined(1)	38.8%	37.8%	100bp	90bp
Reuters News	15.2%	11.7%	350bp	500bp
Global Print	37.1%	39.0%	-190bp	-210bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.0%	33.0%	-200bp	-190bp

(1)  See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  Computed for revenue growth only.

n/a: not applicable

Thomson Reuters Change Program and Outlook

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The company is 12 months into the program, which is expected to be largely complete by the end of 2022. The program is projected to require an investment of approximately $600 million during that time of which $295 million was invested in 2021.

The company’s updated outlook for 2022 and 2023 incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

useful insight into the performance of its businesses. The company expects its first-quarter 2022 revenue growth rate and adjusted EBITDA margin will be comparable to its full-year 2022 outlook targets.

While the company’s full-year 2021 performance provides it with increasing confidence about its outlook, the global economy has recently experienced substantial disruption due to concerns regarding resurgences and new strains of COVID-19, measures intended to mitigate the pandemic’s impact, and other events and macroeconomic factors. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Reported Full-Year 2021 and Updated Full-Year 2022 – 2023 Outlook

Total Thomson Reuters	FY 2021 Reported	2/23/21 FY 2022 Outlook	2/23/21 FY 2023 Outlook	2/8/22 FY 2022 Outlook	2/8/22 FY 2023 Outlook

Total Revenue Growth	6.1%	4.0% - 5.0%	5.0% - 6.0%	~ 5%	5.5% - 6.0%

Organic Revenue Growth(1)	5.2%	4.0% - 5.0%	5.0% - 6.0%	~ 5%	5.5% - 6.0%

Adjusted EBITDA Margin(1)	31.0%	34% - 35%	38% – 40%	~ 35%	39% - 40%

Corporate Costs	$325 million	$245 - $280 million	$110 - $120 million	$280 - $330 million	Unchanged
Core Corporate Costs	$142 million	$120 - $130 million	$110 - $120 million	Unchanged	Unchanged
Change Program Opex	$183 million	$125 - $150 million	$0	$160 - $200 million	Unchanged

Free Cash Flow(1)	$1.3 billion	$1.2 - $1.3 billion	$1.8 - $2.0 billion	~ $1.3 billion	$1.9 – $2.0 billion

Accrued Capex as % of Revenue(1)	8.5%	7.5% - 8.0%	6.0% - 6.5%	Unchanged	Unchanged
Change Program Accrued Capex	$112 million	$75 - $100 million	$0	$100 - $140 million	Unchanged

Depreciation & Amortization of Computer Software	$651 million	$620 - $645 million	$580 - $605 million	Unchanged	Unchanged

Interest Expense (P&L)	$196 million	$190 - $210 million	$190 - $210 million	Unchanged	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	13.9%	n/a	n/a	19% - 21%	n/a

“Big 3”(1)	FY 2021 Reported	2/23/21 FY 2022 Outlook	2/23/21 FY 2023 Outlook	2/8/22 FY 2022 Outlook	2/8/22 FY 2023 Outlook

Total Revenue Growth	6.9%	5.5% - 6.5%	6.0% - 7.0%	6.0% - 6.5%	6.5% - 7.0%

Organic Revenue Growth	6.2%	5.5% - 6.5%	6.0% - 7.0%	6.0% - 6.5%	6.5% - 7.0%

Adjusted EBITDA Margin	38.8%	41% - 42%	43% - 45%	~42%	44% - 45%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2022 and 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Dividends and Share Repurchases

The company announced today that its Board of Directors approved a 10% or $0.16 per share annualized increase in the dividend to $1.78 per common share, representing the 29th consecutive year of dividend increases. A quarterly dividend of $0.445 per share is payable on March 15, 2022 to common shareholders of record as of February 24, 2022.

In the fourth quarter of 2021, the company completed a previously announced plan to buy back up to $1.2 billion of its common shares. This buyback program was in addition to the $200 million repurchase program that was completed earlier in 2021. As of February 7, 2022, Thomson Reuters had approximately 486.2 million common shares outstanding.

In 2021, Thomson Reuters returned a total of $2.2 billion of cash to shareholders through dividends and share repurchases.

London Stock Exchange Group (LSEG) Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

As of February 7, 2022, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.0 billion based on LSEG’s closing share price on that day. The company received $51 million of dividends from its LSEG investment in June 2021 and an additional $24 million in October 2021.

In March 2021, as permitted under a lock-up exception, Thomson Reuters sold approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, Thomson Reuters paid $223 million of tax on the sale of these shares and used the after-tax proceeds to pay $627 million of tax that became payable when the Refinitiv sale closed. In 2021, the company paid $850 million of taxes related to these transactions.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3”. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “Thomson Reuters Change Program and Outlook” section, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-30 in the “Risk Factors” section of the company’s 2020 annual report. A “Risk Factors” section will also be included in the company’s 2021 annual report, which the company plans to file in March. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. For a discussion of material assumptions and material risks related to the company’s 2022 and 2023 updated outlook, please see pages 22-23 of the company’s third-quarter management’s discussion and analysis (MD&A) for the period ended September 30, 2021. In addition to those material assumptions and material risks, material assumptions related to the company’s updated 2022 and 2023 outlook include the following updates: (i) the company’s revenue outlook now assumes that there will be improved global economic conditions throughout 2022 and 2023, despite periods of volatility due to disruption caused by COVID-19, measures intended to mitigate the pandemic’s impact, and other events and macroeconomic factors; (ii) the company’s adjusted EBITDA margin outlook assumes Change Program operating expenditures between $160 million and $200 million in 2022; (iii) the company’s free cash flow outlook now assumes accrued capital expenditures between 7.5% and 8%

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

of revenues in 2022 and between 6% and 6.5% of revenues in 2023; and (iv) the company’s effective tax rate on adjusted earnings outlook now assumes (a) the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2021 does not significantly change; (b) there will be minimal changes in tax laws and treaties within the jurisdictions where the company operates; (c) the imposition of minimum taxes in various jurisdictions; (d) no significant benefits from the finalization of prior tax years; (e) depreciation and amortization of computer software between $620 million and $645 million in 2022; and (f) interest expense between $190 million and $210 million in 2022. Material assumptions and material risks related to the company’s outlook will also be included in the company’s 2021 annual report, which the company plans to file in March. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2021 results and its two-year business outlook today beginning at 9:00 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
CONTINUING OPERATIONS
Revenues	$1,710	$1,616	$6,348	$5,984
Operating expenses	(1,256)	(1,098)	(4,370)	(3,999)
Depreciation	(49)	(40)	(177)	(184)
Amortization of computer software	(118)	(123)	(474)	(485)
Amortization of other identifiable intangible assets	(29)	(31)	(119)	(123)
Other operating (losses) gains, net	(1)	632	34	736

Operating profit	257	956	1,242	1,929
Finance costs, net:
Net interest expense	(50)	(49)	(196)	(195)
Other finance (costs) income	(22)	(6)	8	30

Income before tax and equity method investments	185	901	1,054	1,764
Share of post-tax (losses) earnings in equity method investments	(477)	(159)	6,240	(544)
Tax benefit (expense)	115	(155)	(1,607)	(71)

(Loss) earnings from continuing operations	(177)	587	5,687	1,149
Earnings (loss) from discontinued operations, net of tax	2	(25)	2	(27)

Net (loss) earnings	$(175)	$562	$5,689	$1,122

(Loss) earnings attributable to common shareholders	$(175)	$562	$5,689	$1,122
Earnings (loss) per share:
Basic (loss) earnings per share:
From continuing operations	$(0.36)	$1.18	$11.52	$2.31
From discontinued operations	—	(0.05)	0.01	(0.06)

Basic (loss) earnings per share	$(0.36)	$1.13	$11.53	$2.25

Diluted (loss) earnings per share:
From continuing operations	$(0.36)	$1.18	$11.50	$2.30
From discontinued operations	—	(0.05)	—	(0.05)

Diluted (loss) earnings per share	$(0.36)	$1.13	$11.50	$2.25

Basic weighted-average common shares	487,297,738	497,372,688	493,444,031	496,722,292

Diluted weighted-average common shares	487,297,738	498,809,560	494,504,504	498,032,006

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2021	2020
Assets
Cash and cash equivalents	$778	$1,787
Trade and other receivables	1,057	1,151
Other financial assets	108	612
Prepaid expenses and other current assets	510	425

Current assets	2,453	3,975
Property and equipment, net	502	545
Computer software, net	822	830
Other identifiable intangible assets, net	3,331	3,427
Goodwill	5,940	5,976
Equity method investments	6,736	1,136
Other non-current assets	1,226	788
Deferred tax	1,139	1,204

Total assets	$22,149	$17,881

Liabilities and equity
Liabilities
Payables, accruals and provisions	$1,363	$1,159
Current tax liabilities	169	251
Deferred revenue	874	866
Other financial liabilities	175	376

Current liabilities	2,581	2,652
Long-term indebtedness	3,786	3,772
Provisions and other non-current liabilities	943	1,083
Deferred tax	1,005	394

Total liabilities	8,315	7,901

Equity
Capital	5,496	5,458
Retained earnings	9,149	5,211
Accumulated other comprehensive loss	(811)	(689)

Total equity	13,834	9,980

Total liabilities and equity	$22,149	$17,881

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(177)	$587	$5,687	$1,149
Adjustments for:
Depreciation	49	40	177	184
Amortization of computer software	118	123	474	485
Amortization of other identifiable intangible assets	29	31	119	123
Share of post-tax losses (earnings) in equity method investments	477	159	(6,240)	544
Net gains on disposals of businesses and investments	—	(472)	(5)	(471)
Deferred tax	(108)	(41)	662	(231)
Other	74	(106)	135	(123)
Changes in working capital and other items	(69)	249	832	102

Operating cash flows from continuing operations	393	570	1,841	1,762
Operating cash flows from discontinued operations	4	(4)	(68)	(17)

Net cash provided by operating activities	397	566	1,773	1,745

Investing activities
Acquisitions, net of cash acquired	(13)	(2)	(18)	(167)
Proceeds from disposals of businesses and investments, net of taxes paid	—	366	28	367
Dividend from sale of LSEG shares	—	—	994	—
Capital expenditures	(123)	(100)	(487)	(504)
Proceeds from disposals of property and equipment	—	—	—	162
Other investing activities	25	2	81	4
Taxes paid on sale of Refinitiv and LSEG shares	(188)	—	(850)	—

Investing cash flows from continuing operations	(299)	266	(252)	(138)
Investing cash flows from discontinued operations	—	—	(252)	—

Net cash (used in) provided by investing activities	(299)	266	(504)	(138)

Financing activities
Proceeds from debt	—	—	—	2,019
Repayments of debt	—	—	—	(1,645)
Net repayments under short-term loan facilities	—	—	—	(2)
Payments of lease principal	(44)	(19)	(109)	(75)
Repurchases of common shares	(597)	—	(1,400)	(200)
Dividends paid on preference shares	—	—	(2)	(2)
Dividends paid on common shares	(191)	(183)	(773)	(730)
Other financing activities	3	1	11	(9)

Net cash used in financing activities	(829)	(201)	(2,273)	(644)

(Decrease) increase in cash and bank overdrafts	(731)	631	(1,004)	963
Translation adjustments	(2)	4	(5)	(1)
Cash and bank overdrafts at beginning of period	1,511	1,152	1,787	825

Cash and bank overdrafts at end of period	$778	$1,787	$778	$1,787

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$778	$1,787	$778	$1,787

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA(1) (millions of U.S. dollars, except for margins) (unaudited)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
(Loss) earnings from continuing operations	$(177)	$587	$5,687	$1,149
Adjustments to remove:
Tax (benefit) expense	(115)	155	1,607	71
Other finance costs (income)	22	6	(8)	(30)
Net interest expense	50	49	196	195
Amortization of other identifiable intangible assets	29	31	119	123
Amortization of computer software	118	123	474	485
Depreciation	49	40	177	184

EBITDA	$(24)	$991	$8,252	$2,177
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	477	159	(6,240)	544
Other operating losses (gains), net	1	(632)	(34)	(736)
Fair value adjustments*	(2)	7	(8)	(10)

Adjusted EBITDA(1)	$452	$525	$1,970	$1,975

Adjusted EBITDA margin(1)	26.4%	32.5%	31.0%	33.0%

*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Net cash provided by operating activities	$397	$566	$1,773	$1,745
Capital expenditures	(123)	(100)	(487)	(504)
Proceeds from disposals of property and equipment	—	—	—	162
Other investing activities	25	2	81	4
Payments of lease principal	(44)	(19)	(109)	(75)
Dividends paid on preference shares	—	—	(2)	(2)

Free cash flow(1)	$255	$449	$1,256	$1,330

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,
	2021	2020
Capital expenditures	$487	$504
Remove: IFRS adjustment to cash basis	54	(37)

Accrued capital expenditures(1)	$541	$467

Accrued capital expenditures as a percentage of revenues(1)	8.5%	7.8%

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Reconciliation of Net (Loss) Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS(1) to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2021	2020	Change	2021	2020	Change
Net (loss) earnings	$(175)	$562		$5,689	$1,122
Adjustments to remove:
Fair value adjustments*	(2)	7		(8)	(10)
Amortization of other identifiable intangible assets	29	31		119	123
Other operating losses (gains), net	1	(632)		(34)	(736)
Other finance costs (income)	22	6		(8)	(30)
Share of post-tax losses (earnings) in equity method investments	477	159		(6,240)	544
Tax on above items(1)	(141)	119		1,475	19
Tax items impacting comparability(1)	(9)	(29)		(24)	(136)
(Earnings) loss from discontinued operations, net of tax	(2)	25		(2)	27
Interim period effective tax rate normalization(1)	10	21		—	—
Dividends declared on preference shares	—	—		(2)	(2)

Adjusted earnings(1)	$210	$269		$965	$921

Adjusted EPS(1)	$0.43	$0.54	-20%	$1.95	$1.85	5%

Foreign currency			0%			1%
Constant currency			-20%			5%
Diluted weighted-average common shares (millions)**	488.6	498.8		494.5	498.0

*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

**

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended December 31, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive. The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended December 31, 2021
IFRS: Basic and Diluted	487,297,738
Effect of stock options and other equity incentive awards	1,291,196

Non-IFRS Diluted	488,588,934

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Change
					SUBTOTAL
	2021	2020	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$689	$653	5%	0%	5%	0%	6%
Corporates	361	338	7%	0%	7%	0%	7%
Tax & Accounting Professionals	309	285	9%	-1%	9%	0%	9%

“Big 3” Segments Combined(1)	1,359	1,276	6%	0%	7%	0%	7%
Reuters News	182	164	11%	-1%	12%	0%	12%
Global Print	170	177	-4%	0%	-4%	0%	-4%
Eliminations/Rounding	(1)	(1)

Revenues	$1,710	$1,616	6%	0%	6%	0%	6%

Recurring Revenues
Legal Professionals	$642	$608	6%	0%	5%	0%	6%
Corporates	314	293	7%	0%	7%	0%	7%
Tax & Accounting Professionals	276	255	9%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	1,232	1,156	7%	0%	7%	0%	7%
Reuters News	145	142	2%	-1%	3%	0%	3%

Total Recurring Revenues	$1,377	$1,298	6%	0%	6%	0%	6%

Transactions Revenues
Legal Professionals	$47	$45	4%	0%	4%	-2%	6%
Corporates	47	45	4%	0%	4%	0%	4%
Tax & Accounting Professionals	33	30	9%	-1%	10%	0%	10%

“Big 3” Segments Combined(1)	127	120	5%	0%	6%	-1%	6%
Reuters News	37	22	66%	2%	64%	0%	64%

Total Transactions Revenues	$164	$142	15%	0%	15%	-1%	16%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended December 31,		Change
					SUBTOTAL
	2021	2020	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,712	$2,535	7%	1%	6%	0%	6%
Corporates	1,449	1,367	6%	1%	5%	0%	5%
Tax & Accounting Professionals	906	836	8%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	5,067	4,738	7%	1%	6%	0%	6%
Reuters News	674	628	7%	1%	7%	0%	7%
Global Print	609	620	-2%	1%	-3%	0%	-3%
Eliminations/Rounding	(2)	(2)

Revenues	$6,348	$5,984	6%	1%	5%	0%	5%

Recurring Revenues
Legal Professionals	$2,523	$2,367	7%	1%	6%	0%	5%
Corporates	1,218	1,143	7%	1%	6%	0%	6%
Tax & Accounting Professionals	733	682	8%	0%	8%	0%	8%

“Big 3” Segments Combined(1)	4,474	4,192	7%	1%	6%	0%	6%
Reuters News	576	566	2%	1%	1%	0%	1%

Total Recurring Revenues	$5,050	$4,758	6%	1%	5%	0%	5%

Transactions Revenues
Legal Professionals	$189	$168	13%	2%	11%	-1%	12%
Corporates	231	224	3%	0%	3%	0%	3%
Tax & Accounting Professionals	173	154	12%	0%	12%	0%	12%

“Big 3” Segments Combined(1)	593	546	9%	1%	8%	0%	8%
Reuters News	98	62	57%	2%	55%	0%	55%

Total Transactions Revenues	$691	$608	14%	1%	13%	0%	13%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2021	2020	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$239	$245	-3%	0%	-2%
Corporates	95	105	-10%	0%	-10%
Tax & Accounting Professionals	154	145	6%	-1%	7%

“Big 3” Segments Combined(1)	488	495	-2%	0%	-1%
Reuters News	15	6	139%	32%	107%
Global Print	61	61	0%	1%	-1%
Corporate costs	(112)	(37)	n/a	n/a	n/a

Adjusted EBITDA	$452	$525	-14%	0%	-14%

Adjusted EBITDA Margin(1)
Legal Professionals	34.5%	37.5%	-300bp	-30bp	-270bp
Corporates	26.3%	31.1%	-480bp	0bp	-480bp
Tax & Accounting Professionals	49.8%	51.1%	-130bp	-10bp	-120bp
“Big 3” Segments Combined(1)	35.8%	38.8%	-300bp	-20bp	-280bp
Reuters News	8.3%	3.9%	440bp	-10bp	450bp
Global Print	35.9%	34.6%	130bp	20bp	110bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.4%	32.5%	-610bp	0bp	-610bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2021	2020	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,091	$1,001	9%	2%	7%
Corporates	502	460	9%	0%	9%
Tax & Accounting Professionals	373	330	13%	0%	13%

“Big 3” Segments Combined(1)	1,966	1,791	10%	1%	9%
Reuters News	103	73	40%	-11%	51%
Global Print	226	242	-7%	2%	-8%
Corporate costs	(325)	(131)	n/a	n/a	n/a

Adjusted EBITDA	$1,970	$1,975	0%	0%	-1%

Adjusted EBITDA Margin(1)
Legal Professionals	40.2%	39.5%	70bp	20bp	50bp
Corporates	34.6%	33.7%	90bp	-10bp	100bp
Tax & Accounting Professionals	41.1%	39.5%	160bp	-10bp	170bp
“Big 3” Segments Combined(1)	38.8%	37.8%	100bp	10bp	90bp
Reuters News	15.2%	11.7%	350bp	-150bp	500bp
Global Print	37.1%	39.0%	-190bp	20bp	-210bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.0%	33.0%	-200bp	-10bp	-190bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1) Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2021 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Segment adjusted EBITDA, adjusted EBITDA and adjusted EBITDA margin

Earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA of the business segments and corporate costs.

Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess a company’s ability to incur and service debt.

Adjusted earnings and adjusted earnings per share

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure the company’s performance.
Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as Income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items affecting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.

Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency “constant currency”

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

Provides better comparability of business trends from period to period.
Organic revenue growth

Represents changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

Provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period.

Prior to December 31, 2021, the company used capital expenditures paid in this calculation, from its consolidated statement of cash flow, as measured under IFRS. The prior period has been revised to reflect the current methodology.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.
“Big 3” segments	The combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	Information for the “Big 3” segments comprise 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for most directly comparable IFRS measures.